UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


(Check one:) [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-QSB
             [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:  SEPTEMBER 30, 2005

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION


                                MR3 SYSTEMS, INC.
            ---------------------------------------------------------
                             Full Name of Registrant

                          435 BRANNAN STREET; SUITE 200
            Address of Principal Executive Office (Street and Number)
            ---------------------------------------------------------

                         SAN FRANCISCO, CALIFORNIA 94107
            ---------------------------------------------------------
                            City, State and Zip Code
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)   [x]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

      MR3 Systems, Inc. (the "Company") is filing this Form 12b-25 with respect to its quarterly report on Form 10-QSB for the three-month and nine-month periods ended September 30, 2005 because it requires additional time to complete the auditor's review of its third quarter 2005 financial statements. The delay in auditor review of the Company's financial statements relates to a delay in the receipt of the final installment of $184,000 in connection with its Stock Purchase and Loan Option Agreement (SPLOA) with MRD Holdings, Inc. (MRD). As of this date, the Company has received $816,000 from MRD pursuant to the terms of the SPLOA. The terms of the SPLOA are more fully disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2005. Management has issued a letter of demand to MRD with respect to the late payment. Given the uncertainty in the timeframe for receipt of the late funds from MRD, management is uncertain as to its ability to file its quarterly report on Form 10-QSB on or before the fifth day following the required filing date (November 14, 2005) as prescribed by Rule 12b-25 of the Exchange Act of 1934.


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

PART IV -- OTHER INFORMATION

      1. Name and telephone number of person to contact in regard to this notification:

                  RANDALL S. REIS                 (415) 947-1090
                  ---------------                ------------------
                      (Name)                     (Telephone Number)

      2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                MR3 SYSTEMS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14, 2005                By:  /s/ William C. Tao
                                             ------------------
                                             William C. Tao
                                             Chief Executive Officer


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